Exhibit 99.1
MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company Kobex Minerals Inc. (“Kobex” or the “Corporation”) Suite 1703, Three Bentall Centre 595 Burrard Street, P.O. Box 49131 Vancouver, British Columbia V7X 1J1

Item 2	Date of Material Change The material change occurred on Sept 20, 2013.

Item 3	News Release A news release relating to the material change described herein was release by Marketwire on Sept 23, 2013.

Item 4	Summary of Material Change The Corporation announced the resignation of Jack Miller as a Director.

Item 5
Full Description of Material Change

5.1           Full Description of Material Change

For a full description of the material change, please refer to the press release of the Corporation dated Sept 23, 2013 attached hereto as Schedule "A".

5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8
Executive Officer

The name and business number of an executive officer of the Corporation who is knowledgeable about the material change and this report is:
Philip du Toit
President and Chief Executive Officer
Telephone: 647-818-2920

Item 9	Date of Report This report is dated Sept 23, 2013.

SCHEDULE “A”

NEWS RELEASE

Director Resignation

Vancouver, BC – September 23, 2013 – Kobex Minerals Inc. (the “Company” or “Kobex”) (TSX-V:KXM, OTCQB: KBXMF) – announces the resignation of Mr. Jack Miller as a Director.  The Company wishes to thank Mr. Miller for his contribution to Kobex and wish him well in his future endeavours.

For further information, please contact:

Kobex Minerals Inc.
Phil du Toit, President and CEO
Tel:  647-818-2920

On behalf of
KOBEX MINERALS INC.

“Philip du Toit”
Philip du Toit, President & CEO

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.